UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Limited Reports First Quarter 2017 Results

Gross Merchandise Volume increased 20.6%, or 25.2% on an FX neutral basis, to R$531.2 million, compared to 1Q-2016

Margin improvements reflect operating leverage and expense control

São Paulo, Brazil – May 15th, 2017 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer for sports and lifestyle, today reported unaudited consolidated financial results for the three-month period ended March 31, 2017. The results are stated in Brazilian Reais (“R$”), prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Marcio Kumruian, Founder and CEO of Netshoes, commented:

On behalf of Netshoes, I would like to take the opportunity to thank all those who supported our successful initial public offering (“IPO”). We are proud to be the first Brazilian-based Company to be single listed in the United States, which reinforces our position as a reference point in Latin American eCommerce.

In the first quarter, with more than a 20% increase in registered members to 19 million and a 17% increase in active customers compared to 1Q-2016, we continued to expand our audience base. We are also nurturing a digital ecosystem capable of delivering increasing and significant value to our customers and partners through strategic initiatives such as the relaunch of storied brand, Shoestock, the launch of popular private label brands, the expansion of Marketplace’s share within our total GMV, and continued investments to enhance infrastructure.

I am pleased with our performance, which reflects our commitment to growth while improving profitability. Strong GMV growth of 25.2% on an FX neutral basis compared to 1Q-2016, coupled with a focus on cost controls and increased operational leverage, is delivering improved operating margins. We are doing all of this while still delivering the best shopping experience to our customers as evidenced by the number one Net Promoter Score we recently received, as measured by IBOPE.

We are well positioned to execute our long-term plans and are investing today to drive sustainable growth. We remain committed to both creating the best shopping experience for our customers and to delivering long-term value to our investors.

1Q-2017 Operating and Financial Highlights

Operating Data	1Q-2016	1Q-2017	Change %	Change % FX Neutral
Registered Members (in millions)	15.7	19.0	20.7%	—
Active Customers (in millions)	4.8	5.6	17.4%	—
Repeat Customers %	74.0%	75.7%	+1.7p.p.	—
Invoiced Orders (in millions)	2.1	2.5	20.7%	—
Orders Placed from Mobile Device %	26.8%	38.9%	+12.0p.p.	—
Average Basket Size (in R$)	207.9	201.1	-3.3%	0.6%
GMV (in millions)	440.3	531.2	20.6%	25.2%
Marketplace GMV (as % of total GMV)	—	5.3%	—	—

Financial Data (In R$ Millions)	1Q-2016	1Q-2017	Change %	Change % FX Neutral
Net Sales	347.9	396.2	13.9%	18.1%
Net Sales - Brazil	303.3	355.5	17.2%	—
Net Sales - International	44.5	40.7	-8.6%	23.8%
Gross Margin %	30.2%	32.8%	+2.6p.p.	—
EBITDA Margin %	-12.3%	0.8%	+13.0p.p.	—

First Quarter 2017 Financial Highlights

•	Net sales were R$396.2 million in 1Q-2017, a 13.9% increase YoY (+18.1% on an FX neutral basis), which was primarily attributable to the growth of our Brazilian operation.

•	Our Brazilian operation’s net sales grew 17.2% YoY to R$355.5 million, while our International operation’s sales fell 8.6% on an as reported basis. The latter was significantly impacted by the devaluation of both the Argentine and Mexican peso over the Brazilian real. On an FX neutral basis, our International operation’s sales grew 23.8%.

•	Gross profit amounted to R$129.8 million, representing a 32.8% gross margin. Excluding a non-recurring R$10.1 million positive effect on cost of sales relative to VAT tax credits, gross profit would have been R$119.6 million, on a 30.2% gross margin, which is comparable to 1Q-2016.

•	Adjusted Selling and Marketing Expenses were R$100.7 million (25.4% of net sales), compared to R$102.3 million in 1Q-2016 (29.4% of net sales), a 4.0 p.p. margin improvement driven by a focus on higher efficiency in marketing investments, expense reduction and operating leverage.

•	Adjusted General and Administrative Expenses were R$24.4 million (6.1% of net sales), compared to R$41.1 million in 1Q-2016 (11.8% of net sales). During the quarter, a R$12.9 million non-recurring positive effect under personnel expenses related to adjustments in our stock option plan was recorded.[1] Excluding this non-recurring effect, adjusted General and Administrative expenses for 1Q-2017 would have been R$37.3 million (9.4% of net sales), a 2.4 p.p. margin improvement over 1Q-2016, driven by cost reduction and operational leverage.

•	EBITDA was R$3.1 million compared to negative EBITDA of R$42.6 million in 1Q-2016. The 0.8% EBITDA margin in 1Q-2017 represented a 13.0 p.p. margin improvement over 1Q-2016. Excluding the above-mentioned non-recurring effects, EBITDA for 1Q-2017 would have been negative R$19.9 million, with a negative 5.0% EBITDA margin, a 7.2 p.p. margin improvement over 1Q-2016.

•	Both our Brazilian and International operations continue to report improved profitability. EBITDA for our Brazilian operation (“EBITDA Brazil”) amounted to R$12.9 million (3.6% EBITDA margin), a significant 13.1 p.p. margin improvement over 1Q-2016. EBITDA for our International operation (“EBITDA International”) amounted to negative R$8.8 million (negative 21.5% EBITIDA margin), a 4.1 pp. margin improvement over 1Q-2016.

•	Net Income was negative R$37.7 million (negative 9.5% net margin), compared to negative R$61.6 million Net Income in 1Q-2016 (negative 17.7% net margin), corresponding to an 8.2 p.p. margin improvement.

•	Net cash consumption from operating activities was R$78.5 million, reflecting the seasonal effect of traditionally low Q1. Q1 is historically the highest cash consumption quarter of the year.

Business Highlights

•	Consolidated Gross Merchandise Volume (GMV) increased 20.6% YoY (+25.2% on an FX neutral basis) to R$531.2 million, mainly driven by an increase of 20.7% in the number of invoiced orders.

•	Total marketplace GMV was R$28.0 million and accounted for 5.3% of our total GMV, with a total vendor base comprised of 375 vendors, adding 53 qualified third-party B2C vendors in the quarter (+16.5% over 4Q-2016).

•	Consistent growth in customer metrics, with a 20.7% increase in registered members to 19.0 million, 17.4% growth in active customers to 5.6 million and a 1.7 pp. increase in invoiced orders from repeat customers to 75.7% in 1Q-2017.

[1]	Based on our historical practice of repurchasing our shares from employees at fair market value upon separation pursuant to repurchase rights, the option grants were accounted for as “cash-settled awards” (stock appreciation rights) where the fair market value of the liability is re-measured at each reporting date. The positive adjustment in 1Q-2017 reflects the reduction in the value of this liability based on the IPO pricing range.

•	Continued performance on mobile devices, with 38.9% of total orders placed from mobile devices, a 12.0 p.p. increase over 1Q-2016.

•	Zattini continues to be among the fastest growing fashion and beauty eCommerce sites in Brazil, with 98.2% net sales growth YoY from the addition of new products and revenues.

•	In March 2017, we successfully re-launched Shoestock, a 30-year-old shoe and accessories brand we acquired. Shoestock is a brand with solid customer awareness in the main retail markets in Brazil, and augments our private label portfolio in the fashion category. As a part of the Netshoes Group, Shoestock broadens its geographical reach and is now available nationwide to Brazilian consumers through our online stores (both on Zattini and Shoestock websites).

•	Offering a complete Omni-channel shopping experience for our customers in the city of São Paulo, we reopened a 1,000m² Shoestock store, which is fully integrated with our online operation providing significant cross-selling opportunities with our other fashion and beauty categories.

•	The Netshoes brand has the highest Net Promoter Score among the biggest retailers in Brazil as measured by IBOPE. Zattini holds third position in the same ranking after only two years of existence. We believe our high NPS score reflects our focus on delivering the best shopping experience to our customers.

Corporate Highlights

•	On February 22, 2017, we entered into a convertible note purchase agreement with certain of our shareholders in the amount of US$30.0 million. Pursuant to this agreement, on April 18, 2017 upon the closing of our IPO, the then outstanding principal and unpaid accrued interest of the convertible notes were automatically converted into 1,870,709 of our common shares.

•	Subsequent event: on April 18, 2017, we concluded our IPO, becoming the first Brazilian based Company to be single listed in the United States. Our common shares began trading on the NYSE on April 12, 2017 under the symbol “NETS”. The 100% primary transaction consisted of the offering of 8,250,000 common shares at a price of US$18.0 per common share, enhancing our cash position by US$138.8 million.

•	As of April 18, 2017, after giving effect to (i) the 1.0 for 3.0 share split, (ii) the conversion of the convertible notes into common shares and (iii) the offering of 8,250,000 common shares in the IPO, 31,025,936 common shares were outstanding.

1Q-2017 - Financial and Operating Performance

Consolidated P&L (In R$ Millions)	1Q-2016	1Q-2017	Change %
GMV ¹	440.3	531.2	20.6%
			(25.2 FX Neutral )

Net Sales - Brazil	303.3	355.5	17.2%
Net Sales - International	44.5	40.7	-8.6%
			(23.8% FX Neutral )

Net Sales	347.9	396.2	13.9%
			(18.1% FX Neutral )

Cost of Sales	(242.8)	(266.5)	9.7%

Gross Profit	105.0	129.8	23.5%
Gross Margin	30.2%	32.8%	+2.6p.p.

Adjusted Selling and Marketing Expenses ²	(102.3)	(100.7)	-1.6%
% of Sales	-29.4%	-25.4%	-4.0p.p.

Adjusted General and Administrative Expenses ²	(41.1)	(24.4)	-40.7%
% of Sales	-11.8%	-6.1%	-5.7p.p.

Other Operating Expenses	(1.7)	(1.1)	-34.3%
% of Sales	-0.5%	-0.3%	-0.2p.p.

Certain Other Net Financial Result	(2.6)	(0.5)	-79.9%
% of Sales	-0.8%	-0.1%	-0.6p.p.

Adjusted Operating Expenses	(147.6)	(126.7)	-14.2%
% of Sales	-42.4%	-32.0%	-10.5p.p.

EBITDA	(42.6)	3.1	107.2%
% of Sales	-12.2%	0.8%	+13.0p.p.

Amortization and Depreciation	(6.9)	(8.1)	16.8%
% of Sales	-2.0%	-2.0%	+0.1p.p.

Net Adjusted Financial Result ³	(12.1)	(32.7)	169.9%
% of Sales	-3.5%	-8.3%	+4.8p.p.

Current Income Tax

Net Income/(Loss)	(61.6)	(37.7)	38.8%
% of Sales	-17.7%	-9.5%	+8.2p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of Marketing and Selling expenses to Adjusted Marketing and Selling Expenses and General and Administrative Expenses to Adjusted General and Administrative Expenses, see page 12 below.
(3)	For a reconciliation of financial income (expense) to Net Adjusted Financial Result, see page 11 below.

Net Working Capital Cycle

In Days	1Q-2016	1Q-2017
Trade Accounts Receivable	36	25
Inventories	118	131
Trade Accounts Payable	77	106
Cash Conversion Cycle	77	50

In 1Q-2017, our net working capital cycle was reduced by 27 days to 50 days, compared to 77 days in 1Q-2016. This reduction is mainly attributable to the extension by 29 days of the average period we take to pay our suppliers as a result of strategic negotiations in 2016. Our trade accounts receivable cycle was reduced by 11 days due to (i) higher volume of factoring of trade accounts receivable along with (ii) reduction in the number of installments we offer customers who pay by credit card. This reduction was offset by an increase of 13 days in our inventory cycle mainly attributable to typical first quarter seasonality, alongside additional inventory build-up in advance of our B2B and Shoestock operations ramp up.

Indebtedness

Debt (In R$ Millions)	1Q-2016	1Q-2017
Working Capital	164.3	277.7
Short-term	71.5	71.6
Long-term	92.9	206.1

Convertible Notes	—	84.9
Short-term		—
Long-term		84.9

Debenture	150.4	112.8
Short-term	38.8	38.4
Long-term	111.5	74.3

Other	2.1	1.2
Short-term	0.9	0.9
Long-term	1.2	0.3

TOTAL DEBT (R$)	316.8	476.5
Short-term (%)	35%	23%
Long-term (%)	65%	77%

(-) Cash and Cash Equivalents	(98.8)	(84.6)

NET DEBT (R$)	218.0	392.0

Total debt in 1Q-2017 amounted to R$476.5 million (of which 23% was short-term debt), comprised of R$277.7 million of working capital credit lines, R$84.9 million of convertible notes (converted into equity on April 18, 2017 after the closing of our IPO), R$112.8 million of debentures and R$1.2 million of other credit lines. Giving effect to the conversion of the convertible notes into equity, our total debt would be R$391.6 million. Giving effect to the convertible notes and the receipt of net proceeds from the IPO (an amount of R$439.9 million, using the Brazilian Central Bank offer exchange rate published on March 31, 2017), net debt would turn into net cash of R$132.8 million, significantly improving our debt profile and liquidity.

The R$159.7 million increase in total debt since 1Q-2016 is mainly attributable to (i) entering into a R$60.0 million working capital facility agreement with Banco Bradesco S.A. in Q4-2016, and (ii) the issuance of convertible notes.

Cash Flow

Consolidated Cash Flow Statement (In R$ Millions)	1Q-2016	1Q-2017

Net loss	(61.6)	(37.7)
Depreciation and amortization	6.9	8.1
Interest expense, net	23.5	34.5
Share-based payment	1.5	(11.8)
Others	5.4	7.5
Adjusted Net Loss	(24.4)	0.6

Trade accounts receivable	99.3	66.9
Inventories	(20.6)	(39.0)
Trade accounts payable / Reverse Factoring	(74.2)	(48.4)
Changes in Working Capital	4.6	(20.5)

Restricted Cash	(5.2)	3.3
Recoverable taxes	(15.3)	(15.6)
Judicial deposits	(8.9)	(10.8)
Accrued expenses	(20.6)	(37.8)
Taxes and contributions payable	1.6	(8.0)
Others	(10.2)	10.3
Total Changes in Assets and Liabilities	(58.5)	(58.7)
Net Cash Provided by (Used In) Operating Activities	(78.4)	(78.5)

Capex	(27.4)	(13.1)
Interest received on installment sales + Others	9.1	10.9
Net Cash Provided by (Used in) Investing Activities	(18.3)	(2.3)

Proceeds / Payment of debt	(16.9)	97.9
Payments of interest	(33.2)	(44.1)
Net Cash Provided by (Used in) Financing Activities	(50.1)	53.8

Effect of exchange rate changes on cash and cash equivalents	(3.5)	0.3

Change in Cash and Cash Equivalents	(150.3)	(26.7)

Cash and cash equivalents, beginning of period	249.1	111.3
Cash and cash equivalents, end of period	98.8	84.6

Change in cash and cash equivalents amounted to negative R$ 26.7 million in 1Q-2017, compared to negative R$150.3 million in 1Q-2016.

In 1Q-2017, we recorded R$78.5 million in net cash used in operating activities, compared to R$78.4 million used in 1Q-2016. Along with the strong business seasonality in every fourth quarter (as a result of Black November and December seasonal sales), in first quarters our cash flow requirements increase as a result of the maturity of the payment terms with our suppliers for (i) inventory acquired in advance of the peak selling season combined with a decrease in sales volume that typically follows the holiday season and (ii) accrued expenses (mainly related to Black November marketing campaign expenses).

Capex for the period amounted to R$13.1 million, which was invested mainly in information technology (development of software) and in the re-launch of Shoestock.

Net cash provided by financing activities amounted to R$53.8 million, mainly attributable to the issuance of US$30.0 million of convertible notes, as described above, net of a payment of R$62.0 million of debt and interest due in 1Q-2017.

Webcast and Conference Call Information

A conference call will be held today with live webcast at 5:00 pm (Eastern Time).

Investors and participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The passcode for the conference line is 6240741. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, we are the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites we manage, we offer customers a wide selection of products and services for sports, fashion and beauty.

Core to our success has been a relentless focus on delivering a superior experience to our clients. As one of the first companies in Latin America to provide online retail offerings, we benefit from our early mover advantage, which has allowed us to capture what we believe is a significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This announcement, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of eCommerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

We present non-IFRS measures when we believe that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This announcement includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Adjusted Selling and Marketing Expenses” is defined as selling and marketing expenses less amortization and depreciation expenses;

(3) “Adjusted General and Administrative Expenses” is defined as general and administrative expenses less amortization and depreciation expenses;

(4) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(5) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(6) “Adjusted Operating Expenses” is defined as operating expenses (selling and marketing, general and administrative and other operating expenses) less amortization and depreciation expenses, plus “Certain Other Net Financial Result”;

(7) “EBITDA” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(8) “EBITDA Brazil” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(9) “EBITDA International” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(10) “EBITDA Margin” is defined as EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV – Reconciliation (In R$ Million)	1Q-2016	1Q-2017

Net sales	347.9	396.2
Add (subtract):
Sales taxes, net	63.9	70.0
Returns	28.1	42.2
Marketplace commission fees	(0.1)	(5.0)
NCard activation commission fees	—	(0.2)

Sub-Total:	439.8	503.2

GMV from marketplace	0.5	28.0

GMV	440.3	531.2

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Adjusted Net Financial Result – Reconciliation (In R$ Millions)	1Q-2016	1Q-2017

Financial Income	7.8	5.0
Financial Expenses	(22.5)	(38.3)

Net Financial Result (1)	(14.7)	(33.2)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	—	(0.4)
Derivative financial instruments gain	—	(0.7)
Other Financial Income	(0.2)	(0.0)
Certain Other Financial Expenses:
Foreign exchange loss	0.1	—
Derivative financial instruments loss	—	—
Bank charges	1.8	1.6
Other Financial Expenses	0.9	0.1

Net Adjusted Financial Result	(12.1)	(32.7)

1)	Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International as described above:

Consolidated EBITDA – Reconciliation (In R$ Million)	1Q-2016	1Q-2017

Net loss	(61.6)	(37.7)

Add (subtract):
Net Adjusted Financial Result	12.1	32.7
Income tax expense	—	—
Amortization and Depreciation	6.9	8.1

EBITDA	(42.6)	3.1

Net Sales	347.9	396.2

EBITDA Margin %	-12.2%	0.8%

EBITDA Brazil - Reconciliation (In R$ Million)	1Q-2016	1Q-2017

Net loss	(44.9)	(23.5)
Add (subtract):
Net Adjusted Financial Result	10.0	29.2
Income tax expense	—	—
Amortization and Depreciation	6.3	7.2

EBITDA Brazil	(28.6)	12.9

Net Sales	303.3	355.5

EBITDA Brazil Margin %	-9.4%	3.6%

EBITDA International – Reconciliation (In R$ Million)	1Q-2016	1Q-2017

Net loss	(13.9)	(11.0)
Add (subtract):
Net Adjusted Financial Result	2.2	2.0
Income tax expense	—	—
Amortization and Depreciation	0.3	0.3

EBITDA International	(11.4)	(8.8)

Net Sales	44.5	40.7

EBITDA International Margin %	-25.6%	-21.5%

The following table shows the reconciliation for Adjusted Operating Expenses, as described above:

Adjusted Operating Expenses – Reconciliation (In R$ Million)	1Q-2016	1Q-2017

Selling and Marketing Expenses	(103.9)	(101.5)
Add (subtract):
Amortization and Depreciation	1.6	0.8
Adjusted Selling and Marketing Expenses	(102.3)	(100.7)

General and Administrative Expenses	(46.3)	(31.6)
Add (subtract):
Amortization and Depreciation	5.3	7.3
Adjusted General and Administrative Expenses	(41.1)	(24.4)

Other Operating Expenses	(1.7)	(1.1)

Certain Other Net Financial Result	(2.6)	(0.5)

Adjusted Operating Expenses	(147.6)	(126.7)

Certain Definitions:

Registered members

Mean the sum of all people that have completed the registration form in all our websites.

Active customers

Mean customers who made purchases online with us during the preceding twelve months as of the relevant dates.

Repeat customers

Mean the sum of orders placed by customers who have previously purchased from us during the preceding twelve months as of the relevant dates.

Invoiced orders

Mean the total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

Mean the sum of total orders placed by active customers through our mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

Mean the sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

Mean the sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

Mean the sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

Mean all partner-branded online stores that we manage.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, aiming to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and March 31, 2017

(Reais and Dollars in thousands)

	December 31,	March 31,
	2016	2017	2017
	R$	R$	US$
Assets
Current assets:
Cash and cash equivalents	111,304	84,563	26,689
Restricted cash	21,946	18,658	5,889
Trade accounts receivables, net	213,994	142,602	45,007
Inventories, net	352,011	391,188	123,466
Recoverable taxes	66,329	55,036	17,370
Other current assets	59,127	53,429	16,862

Total current assets	824,711	745,476	235,283

Non-current assets:
Restricted cash	21,254	20,400	6,439
Judicial deposits	71,817	82,626	26,078
Recoverable taxes	33,178	60,523	19,102
Other assets	950	950	300
Due from related parties	17	18	6
Property and equipment, net	74,202	74,327	23,459
Intangible assets, net	87,593	92,078	29,061

Total non-current assets	289,011	330,922	104,445

Total Assets	1,113,722	1,076,398	339,728

	December 31,	March 31,
	2016	2017	2017
	R$	R$	US$
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	335,430	297,577	93,920
Reverse factoring	27,867	18,013	5,685
Current portion of long-term debt	75,956	110,885	34,997
Derivative financial liabilities	186	28	9
Taxes and contributions payable	15,249	7,302	2,305
Deferred revenue	6,628	6,628	2,092
Accrued expenses	122,048	84,185	26,570
Other current liabilities	33,331	39,839	12,574

Total current liabilities	616,695	564,457	178,152

Non-current liabilities:
Long-term debt, net of current portion	311,426	365,629	115,398
Derivative financial liabilities	—	11,018	3,477
Provision for labor, civil and tax risks	5,177	6,641	2,096
Share-based payment	30,139	17,367	5,481
Deferred revenue	26,247	25,613	8,084
Other non-current liabilities	13	13	4

Total non-current liabilities	373,002	426,281	134,540

Total liabilities	989,697	990,738	312,692

Shareholders’ equity:
Share capital	141	141	45
Additional paid-in capital	821,988	821,988	259,433
Treasury shares	(1,533)	(1,533)	(484)
Capital reserves	—	942	297
Accumulated other comprehensive loss	(19,577)	(21,121)	(6,666)

Accumulated losses	(677,379)	(714,887)	(225,630)

Equity attributable to owers of the parent	123,640	85,530	26,995

Equity attributable to non-controlling interests	385	130	41

Total shareholders’ equity	124,025	85,660	27,036

Total liabilities and shareholders’ equity	1,113,722	1,076,398	339,728

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the three-months ended March 31, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

	2016	2017	2017
	R$	R$	USD
Net Sales	347,863	396,228	125,056
Cost of sales	(242,820)	(266,462)	(84,100)

Gross Profit	105,043	129,766	40,956

Operating expenses:
Selling and marketing expenses	(103,940)	(101,526)	(32,043)
General and administrative expenses	(46,336)	(31,627)	(9,982)
Other operating expenses, net	(1,663)	(1,092)	(345)

Total operating expenses	(151,939)	(134,245)	(42,370)

Operating loss	(46,896)	(4,479)	(1,414)

Financial income	7,754	5,029	1,587
Financial expenses	(22,494)	(38,267)	(12,078)

Loss before income tax	(61,636)	(37,717)	(11,905)

Income tax expense	—	—	—

Net Loss	(61,636)	(37,717)	(11,905)

Net loss attributable to:
Owners of the Parent	(61,194)	(37,508)	(11,838)
Non-controlling interests	(442)	(209)	(66)

Loss per share attributable to owners of the Parent
Basic and diluted	(2.92)	(1.79)	(0.57)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three-months ended March 31, 2016 and 2017

(Reais and Dollars in thousands)

	2016	2017	2017
	R$	R$	US$
Cash flows from operating activities:
Net loss	(61,636)	(37,717)	(11,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	1,479	4,561	1,439
Depreciation and amortization	6,895	8,091	2,554
Loss on disposal of property and equipment, and intangible assets	186	170	54
Share-based payment	1,458	(11,829)	(3,734)
Provision for contingent liabilities	2,321	1,882	594
Interest expense, net	23,479	34,545	10,903
Provision for inventory losses	1,397	704	222
Other	—	179	57
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	(5,201)	3,287	1,038
Derivative financial instruments	148	—	—
Trade accounts receivable	99,331	66,907	21,117
Inventories	(20,562)	(38,952)	(12,294)
Recoverable taxes	(15,251)	(15,610)	(4,927)
Judicial deposits	(8,928)	(10,808)	(3,411)
Other assets	(3,970)	6,125	1,933
Increase (decrease) in:
Derivative financial instruments	2,203	(158)	(50)
Trade accounts payable	(59,203)	(38,556)	(12,169)
Reverse factoring	(15,013)	(9,854)	(3,110)
Taxes and contributions payable	1,640	(7,992)	(2,522)
Deferred revenue	(375)	(633)	(200)
Accrued expenses	(20,563)	(37,835)	(11,941)
Share-based payment	(3,282)	(943)	(298)
Other liabilities	(4,908)	5,912	1,866

Net cash provided by (used in) operating activities	(78,356)	(78,525)	(24,784)
Cash flows from investing activities:
Purchase of property and equipment	(11,107)	(2,164)	(683)
Purchase of intangible assets	(16,293)	(10,960)	(3,459)
Interest received on installment sales	9,790	10,018	3,162
Restricted cash	(719)	855	270

Net cash provided by (used in) investing activities	(18,329)	(2,251)	(711)
Cash flows from financing activities:
Proceeds from debt	4,515	115,764	36,537
Payments of debt	(21,382)	(17,902)	(5,650)
Payments of interest	(33,221)	(44,076)	(13,911)

Net cash provided by (used in) financing activities	(50,089)	53,786	16,976
Effect of exchange rate changes on cash and cash equivalents	(3,492)	250	79

Change in cash and cash equivalents	(150,266)	(26,740)	(8,440)

Cash and cash equivalents, beginning of period	249,064	111,304	35,129
Cash and cash equivalents, end of period	98,798	84,563	26,690

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name:	Leonardo Tavares Dib
Title:	Chief Financial Officer

Date: May 15, 2017